[BOLT TECHNOLOGY CORPORATION LETTERHEAD]

February 19, 2009

By EDGAR and Fed Ex

Ms. Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bolt Technology Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 12, 2008
Definitive Proxy
Filed October 24, 2008
File No. 1-12075

Dear Ms. Parker:

We would like to thank the Commission for its review of the Bolt Technology Corporation Form 10-K for the fiscal year ended June 30, 2008, and Definitive Proxy Statement filed on October 24, 2008, and for providing comments as set forth in your letter dated January 30, 2009.

We also acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have carefully considered each of the comments set forth in your letter and have responded to them in the enclosed attachment.

United States Securities and
Exchange Commission	-2-	February 19, 2009

Should you have any further questions and/or require additional information please contact the undersigned.

Thank you for your attention to this matter.

Very truly yours,

/s/ Joseph Espeso Joseph Espeso
Chief Financial Officer

Attachment

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(Page 1)

Form 10-K for the Fiscal Year Ended June 30, 2008

Major Customers, page 5

1.	Please revise to disclose the material terms of your agreements with those customers that accounted for 10% or more of your consolidated sales. In addition, please file your agreements with these customers, or tell us why these do not need to be filed.

The response to this question is included in the Company’s separate confidentiality request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. In accordance with Rule 83, the Company has submitted one copy of the response to this question, together with an index identifying all documents as to which confidentiality is being requested, with such confidentiality request.

Quantitative and Qualitative Disclosures about Market Risk, page 20

2.	Please provide us with an analysis as to your conclusion that you are not subject to any market risks. For example, provide us with an analysis as to your potential exposure to credit risk, commodity price risk, and foreign exchange rate risk.

We have conducted an analysis of various market risk areas that might affect the Company and concluded that the Company does not have any such risks. Set forth below is a list of factors that we considered:

•	The Company’s sales and purchase transactions are denominated in U.S. dollars; therefore, there is no foreign exchange rate risk.

•	The Company does not have any debt outstanding; therefore, there is no interest rate risk.

•	The Company does not engage in activities in any derivatives (e.g., interest rate swaps, forward exchange contracts, forward rate agreements, options, etc.); therefore, there is no counterparty risk.

•	The Company’s assets are domiciled in the United States; therefore, there is no foreign exchange rate conversion risk.

•	The Company does not purchase commodities or have long term commitments to purchase raw materials; therefore, there is no commodity price risk.

•	The Company does not have any investment or trading securities; therefore, there is no market price and/or equity risk.

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(Page 2)

Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 6 – Inventories, page F-13

3.	Explain to us, in greater detail, how your inventory valuation reserve has been determined. In connection with this, explain how you define “slow moving” inventory. Also, provide the current quantity and five-year sales history of inventory for which you have more than a five-year supply or which has been unsold for five years. As part of your response, provide a detailed analysis showing how the reserve was determined as of June 30, 2008 and as of the most recent interim period available.

The inventory valuation reserve is determined by following a consistent methodology which is applied at the end of each quarter.

The initial step for determining the inventory valuation reserve is to analyze the total inventory to identify slow moving items using historical sales and usage data. Slow moving inventory is identified as air gun parts that have not been sold or used during the last three years or more and underwater electrical connector parts and subassemblies that have a quantity on hand in excess of a five-year sales supply.

The second step is to group the slow moving inventory items according to historical sales and usage data based on the time period that the inventory was used or sold.

The third step is to calculate the reserve requirement for each group by multiplying the total cost of inventory in each group by a reserve percentage for that group. The reserve percentages have been developed and are periodically reviewed by management.

The fourth step is to aggregate the reserve requirement for each group to arrive at the gross reserve requirement.

The final step is to reduce the gross reserve requirement by an estimate for scrap value and the benefit associated with slow moving parts that can be reworked and sold to arrive at the net reserve requirement.

Slow moving inventory at June 30, 2008 and December 31, 2008 amounted to $1,247,000 and $1,409,000, respectively.

The net reserve requirement at June 30, 2008 and December 31, 2008, $406,000 and $471,000, respectively, was calculated utilizing the methodology outlined above and is set forth below.

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(Page 3)

Inventory Reserve Requirement

June 30, 2008

Group	Slow Moving Inventory	Percentage Reserve Requirement	Reserve Requirement

No movement for 3 years	$139,000	15	$21,000
No movement for 4 years/5 to 10 years supply	353,000	25	88,000
No movement for 5 years or more/over 10 years supply	652,000	50	326,000
Other	103,000	100	103,000

Gross Reserve Requirement			538,000

Less – allowance for scrap and the benefit of slow moving parts that can be reworked and sold			(132,000)

Total: Slow Moving Inventory	$1,247,000

Net Reserve Requirement			$406,000

Inventory Reserve Requirement

December 31, 2008

Group	Slow Moving Inventory	Percentage Reserve Requirement	Reserve Requirement

No movement for 3 years	$196,000	15	$29,000
No movement for 4 years/5 to 10 years supply	244,000	25	61,000
No movement for 5 years or more/over 10 years supply	868,000	50	434,000
Other	101,000	100	101,000

Gross Reserve Requirement			625,000

Less – allowance for scrap and the benefit of slow moving parts that can be reworked and sold			(154,000)

Total: Slow Moving Inventory	$1,409,000

Net Reserve Requirement			$471,000

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(Page 4)

Set forth below is a summary of the cost, quantity on hand and five-year sale history of inventory for which the Company has more than a five-year supply on hand or which has been unsold for five years at June 30, 2008:

Category	Cost	Quantity On Hand	Quantity Sold During Last Five Years

Inventory (underwater electrical connector parts and subassemblies) with more than a five year supply on hand	$367,000	475,895	35,736

Inventory (air gun parts) with no sales during the last five years	413,000	4,141	0

Total	$780,000

Note 13 – Segment and Customer Information, page F-20

4.	Tell us the factors used to identify your reportable segments and whether operating segments have been aggregated. To the extent that segments have been aggregated, explain how you have considered the criteria of SFAS 131, par. 17. To the extent that operating segments have not been aggregated, explain how you determined that you operate in a single segment. In this regard, we note the discussion of “Bolt”, “A-G” and “RTS” in Note 1 – Description of Business and Significant Accounting Policies, as well as the discussion of your products appearing on page 2, in your Business section. As part of your response, identify for us your CODM and provide a copy of recent reports reviewed by your CODM in connection with making resource allocation decisions and assessing performance. For further guidance, see SFAS 131, paragraphs 10, 17, and 26.

1.	Identify Operating Segments

The Company identified operating segments using the criteria established in paragraphs 10a, 10b and 10c of SFAS 131. The Company’s three operating segments, Bolt Technology Corporation (“Bolt”), A-G Geophysical Products, Inc. (“A-G”) and Real Time Systems, Inc. (“RTS”), each:

a.	Develop, manufacture and sell oilfield services equipment used in conducting marine seismic exploration surveys.

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(Page 5)

b.	Are regularly reviewed by the CODM to provide strategic direction, assess performance and determine resource allocation.

c.	Provide discreet financial information.

Consequently, the Company has deemed Bolt, A-G and RTS to be operating segments.

2.	Aggregation Criteria

In determining the appropriateness of aggregating our operating segments, the Company considered the FASB criterion that segment information presentation is based on a management approach. The management approach establishes reporting based on the way that management organizes its operations within the Company for making operating decisions, assessing performance and allocating resources.

The Company operates in one reportable segment because it strategically manages its operating segments as one enterprise for purposes of resource allocation, expected performance and prospects of future cash flows based on the level of marine seismic exploration surveys. In addition, each operating segment shares the same customers, who use the Company’s products for the same end use (marine seismic exploration surveys). The economic similarities of each operating segment result in a management approach of strategic decision-making for the operating segments as a single enterprise.

Paragraph 17 of SFAS 131 permits the Company to aggregate two or more operating segments into a single operating segment if the segments: (I) have similar economic characteristics, and (II) are similar in the five areas described below.

(I)	The operating segments have similar economic characteristics for the following reasons:

•	The products of the operating segments are each critical and integral components for conducting marine seismic exploration surveys.

•	The level of worldwide oil and gas marine exploration surveys is primarily responsible for sales in each of our three operating segments.

•	The Company’s products have similar risk factors as discussed in the Company’s Form 10-K for the fiscal year ended June 30, 2008 and have similar sales terms and conditions.

(II)	The Company evaluated the operating segments in the five areas enumerated in Paragraph 17 of SFAS 131, as follows:

a.	The nature of the products and services.

Each of the three operating segments (Bolt, A-G and RTS) develops, manufactures and sells products used for conducting marine seismic exploration surveys.

Attachment

(Page 6)

Bolt develops, manufactures and sells seismic energy sources (air guns) and replacement parts; A-G develops, manufactures and sells seismic energy source underwater cables, electrical connectors and monitoring systems; and RTS develops, manufactures and sells seismic source air gun controllers/synchronizers. The end users for these products are the same: companies that conduct marine seismic exploration surveys.

These products work in tandem with each other. For example, A-G’s cables and connectors are necessary to provide electricity and compressed air to Bolt’s air guns and RTS controllers ensure that the air guns all fire at precisely the same moment. A-G seismic source monitoring systems, among other things, control compressed air lines connected to air guns and their hydrophones and pressure transducers are also designed for use with air guns.

b.	The nature of the production processes.

Each operating segment manufactures products based on customer specifications using proprietary engineering and skilled labor.

c.	The type or class of customer for their products and services.

The operating segments share the same customers (end users). The primary marketing events for the Company are participation at major industry trade shows at which the operating segments share the same booth.

d.	The methods used to distribute their products or provide their services.

Each operating segment’s method of distributing its products is the same: orders are manufactured according to customer specifications and shipped directly to common customers.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Not applicable.

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(Page 7)

3.	Identify Chief Operating Decision Maker

The Chief Operating Decision Maker (“CODM”) is Raymond M. Soto, who is also Chairman, CEO and President of the Company. As CODM, Mr. Soto is responsible for strategic direction, assessing performance and determining resource allocations for the entire Company.

The CODM receives an Operations Summary for each month end which details by operating segment the current month, quarter-to-date and year-to-date sales, income before taxes and cash flow. A copy of the Company’s Operations Summary at December 31, 2008 is being provided to the Staff on a supplemental basis under cover of a separate confidentiality request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

5.	We note that you report over $3 million in sales to “Other” countries. Please tell us which countries are included in this category. We may have further comments.

In Note 13 to the Consolidated Financial Statements, the Company provided a breakdown of sales by country. The fiscal year 2008 total for “Other Countries” was $3,101,000 which is comprised of the following countries:

Country	Amount

Singapore	$936,000
Russia	718,000
Canada	461,000
Netherlands	350,000
Poland	135,000
Germany	89,000
Azerbaijan	84,000
Spain	71,000
Kazakhstan	63,000
Peru	42,000
Italy	38,000
South Africa	35,000
Australia	29,000
Taiwan	18,000
Thailand	16,000
Belgium	11,000
Indonesia	5,000

Total	$3,101,000

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(Page 8)

Definitive Proxy Filed October 24, 2008

6.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

The Company confirms that it will comply with the following comments and proposed responses in all future filings (subject to any changes the Company needs to make in future years to accurately reflect any changes to procedures or determinations outlined in response to Questions 8, 9 and 10).

Election of Directors, page 5

7.	Please provide the entire five year biography required by Item 401(e) of Regulation S-K for each director and executive officer. In this regard, for example, we note that it is unclear what Messrs. Kabureck and Ryan have done since they each retired in 2001.

The Company believes it has provided the entire five year biography required by Item 401(e) of Regulation S-K for each director and executive officer. With respect to your question about Messrs. Kabureck and Ryan:

Mr. Kaburek retired from Norwalk Hospital in 2001. Since that date Mr. Kaburek has been retired and has not been employed, nor has he held any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act.

Mr. Ryan retired from the Selas Corporation of America in 2001. Since that date Mr. Ryan has been retired and has not been employed, nor has he held any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act.

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Executive Compensation, page 13

8.	You state that “[t]he Compensation Committee seeks to maintain base salaries for the Company’s executive officers at levels that the Compensation Committee, based on its experience, believes are competitive with the compensation of executive officers with similar responsibilities in similarly situated companies.” It appears, then, that you benchmark your compensation. Please identify the companies that comprise the “similarly situated companies” that the Compensation Committee considers. See Item 402(b)(xiv) of Regulation S-K and Compliance and Disclosure Interpretations Question 118.05, found at www.sec.gov.

The Compensation Committee does not benchmark the compensation of the Company’s executive officers. The statement quoted in the above question refers to the understanding of members of the Compensation Committee, based on their general business experience, of base salary levels that are competitive with the compensation of executive officers with similar responsibilities in similarly situated companies.

The response to Compliance and Disclosure Interpretations Question 118.05 states that “benchmarking generally entails using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision.” The Compensation Committee does not use any specific compensation data about other companies as a reference point for determining the compensation of the Company’s named executive officers.

The Company proposes modifying its disclosure to clarify that the Compensation Committee does not engage in benchmarking by adding the following after the sentence referred to in Question 8 (new text is marked in bold and underlined):

“The Compensation Committee seeks to maintain base salaries for the Company’s executive officers at levels that the Compensation Committee, based on its general business experience, believes are competitive with the compensation of executive officers with similar responsibilities in similarly situated companies. The Compensation Committee does not engage in benchmarking of total compensation, or any material element of compensation, by using specific compensation data about other companies as a reference point on which to base, justify or provide a framework for its compensation decisions.”

9.

You state that “[p]rior to the end of the Company’s fiscal year, the Compensation Committee receives a recommendation from the Chief Executive Officer with respect to discretionary bonuses for the Named Executive Officers for the fiscal year based, in part, on management’s preliminary estimate of the Company’s financial

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results for the fiscal year.” Disclose whether the CEO makes a recommendation regarding his discretionary bonus, and specifically how the discretionary bonus and other components of the compensation of the CEO are determined.

We propose the following clarifications to the Company’s disclosure (new text is marked in bold and underlined):

“Prior to the end of the Company’s fiscal year, the Compensation Committee receives a recommendation from the Chief Executive Officer with respect to discretionary bonuses for the Named Executive Officers (including himself) for the fiscal year based, in part, on management’s preliminary estimate of the Company’s financial results for that fiscal year and in part on the Chief Executive Officer’s assessment of his and the other Named Executive Officers’ individual contributions to the Company’s performance during such fiscal year. The Compensation Committee considers the Chief Executive Officer’s recommendation, the Company’s performance, the Named Executive Officer’s performance and contributions during the fiscal year, and other factors it may deem appropriate, to determine if a discretionary bonus will be awarded and, if so, makes a recommendation on the amount of the discretionary bonus. While the Compensation Committee considers the Company’s financial performance for the fiscal year in determining the aggregate amount of bonuses it is willing to approve with respect to that fiscal year, it does not consider any one factor more important than any other and does not use any particular formula to determine the annual discretionary bonus or long-term incentive compensation bonus paid to a specific Named Executive Officer. The factors the Compensation Committee considers for the Chief Executive Officer are the same as those considered for the other Named Executive Officers, although the Chief Executive Officer’s overall responsibility for decision-making and the Company’s performance are factored into the scale of the Chief Executive Officer’s annual discretionary cash and long-term incentive compensation bonus compared to those of the other Named Executive Officers.”

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10.	Please expand your disclosure to explain any material differences in each named executive officer’s pay. For example, please discuss in better detail why Mr. Soto received a discretionary cash bonus and stock option awards that were equal to several multiples of that received by the other named executive officers.

Mr. Soto received a discretionary cash bonus and long-term incentive compensation bonus for fiscal year 2008 that was larger than those granted to the other Named Executive Officers in recognition of the Company’s record financial results for fiscal year 2008 and Mr. Soto’s decision-making responsibility and leadership with respect to those results, as well as his leadership role in the acquisition of Real Time Systems Inc. in July 2007 and the sale of Custom Products Corporation in May 2008. It was determined that the Company’s two Senior Vice Presidents, Messrs. Espeso and Mayerick, made equal contributions to the Company in fiscal year 2008, and therefore they received equal discretionary cash and long-term incentive compensation bonuses with respect to the fiscal year. Mr. Andrews received a discretionary cash and long-term incentive compensation bonus that reflected his contribution to the Company in fiscal year 2008, his first full fiscal year with the Company.

The preceding response is specific to the Company’s bonus awards to its Named Executive Officers in fiscal year 2008, and may not apply to the Company’s compensation to its Named Executive Officers in fiscal year 2009. Accordingly, the Company does not propose any specific change to its disclosure in response to Question 10; however, the Company confirms that in preparing its disclosure for its 2009 proxy statement, it will address the Commission’s comment that the Company expand its disclosure to explain any material differences in each Named Executive Officer’s pay.